Exhibit 14

          PLAN PURSUANT TO RULE 18F-3 UNDER THE INVESTMENT COMPANY ACT

      Each of the Mercury Low Duration Portfolio, the Mercury Global SmallCap Portfolio, the Mercury Equity Dividend Portfolio, the Mercury Mid Cap Value Opportunities Portfolio, the Mercury Small Cap Index Portfolio and the Mercury International Index Portfolio (the "Portfolios") of the Merrill Lynch Series Fund, Inc. offer Class I, Class II and Class III shares as follows:

Distribution Fees

      Class II and Class III shares of each Portfolio bears the expense of the ongoing distribution fees applicable to their respective Class.

Transfer Agency Expenses

      Each Class of a Portfolio shall bear any incremental transfer agency cost applicable to the particular Class.

Voting Rights

      Holders of Class II and Class III shares of a Portfolio have exclusive voting rights on any matter submitted to shareholders that relates solely to their respective ongoing distribution fees. Each Class of shares of the Portfolios shall have separate voting rights on any matter submitted to shareholders in which the interests of such Class differ from the interests of any other Class.

Dividends

      Dividends paid on each Class of a Portfolio will be calculated in the same manner at the same time and will differ only to the extent that any distribution fee and any incremental transfer agency costs relates to a particular Class of such Portfolio.

Other Rights and Obligations

      Except as otherwise described above, in all respects, each Class of a Portfolio shall have the same rights and obligations as each other Class of such Portfolio.


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